UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Arbutus Biopharma Corporation
(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Common Shares, without par value
(Title of Class of Securities)
03879J100
(CUSIP Number of Class of Securities)

Tuan Nguyen
Chief Financial Officer
Arbutus Biopharma Corporation
701 Veterans Circle
Warminster, Pennsylvania 18974
(267) 469-0914
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Steven J. Abrams
Stephen M. Nicolai
Hogan Lovells Cadwalader US LLP
1735 Market St.
Floor 23
Philadelphia, Pennsylvania 19103
(267) 675-4600

Marisa D. Stavenas
John O’Connell
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

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Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Arbutus Biopharma Corporation, a company organized under the laws of the province of British Columbia (“Arbutus” or the “Company”), to purchase for cash up to US$230 million in value of the Company’s common shares, without par value (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 24, 2026 (the “Offer to Purchase”), together with the accompanying issuer bid circular (the “Issuer Bid Circular”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto and other related materials, collectively constitute the “Offer”).
The information set forth in the Offer to Purchase, the Issuer Bid Circular and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. The exhibits identified in Item 12 and attached hereto are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.
ITEM 1.   SUMMARY TERM SHEET.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
ITEM 2.   SUBJECT COMPANY INFORMATION.
(a)   Name and Address:   The name of the issuer is Arbutus Biopharma Corporation. The address of the Company’s principal executive offices is 701 Veterans Circle, Warminster, Pennsylvania 18974. The Company’s telephone number is (267) 469-0914.
(b)   Securities:   This Schedule TO relates to the Shares of the Company. As of August 19, 2026, there were 198,105,743 issued and outstanding Shares. The information set forth in Section 3 (“Number of Shares, Proration and Proportionate Tenders”) of the Offer to Purchase is incorporated herein by reference.
(c)   Trading Market and Price:   The information set forth in Section 5 (“Price Range of Shares”) of the Issuer Bid Circular is incorporated herein by reference.
ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.
(a)   Name and Address:   Arbutus Biopharma Corporation is the filing person and issuer. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 10 (“Interest of Directors and Officers”) of the Issuer Bid Circular is incorporated herein by reference.
ITEM 4.   TERMS OF THE TRANSACTION.
(a)   Material Terms:   The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 1 (“The Offer”), Section 2 (“Purchase Price”), Section 3 (“Number of Shares, Proration and Proportionate Tenders”), Section 4 (“Announcement of Results of the Offer”), Section 5 (“Procedure for Depositing Shares”), Section 6 (“Withdrawal Rights”), Section 7 (“Certain Conditions of the Offer”), Section 8 (“Extension and Variation of the Offer”), Section 9 (“Taking Up and Payment for Deposited Shares”) and Section 11 (“Liens and Dividends”) of the Offer to Purchase is incorporated herein by reference. The information set forth in Section 9 (“Previous Distributions of Shares”), Section 10 (“Interest of Directors and Officers”), Section 14 (“Income Tax Considerations”) and Section 16 (“Source of Funds”) of the Issuer Bid Circular is incorporated herein by reference.
(b)   Purchases:   The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 1 (“The Offer”) of the Offer to Purchase is incorporated herein by reference. The information set forth in Section 10 (“Interest of Directors and Officers”) and Section 11 (“Arrangements Concerning Shares”) of the Issuer Bid Circular is incorporated herein by reference.
ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a)   Agreements Involving the Subject Company’s Securities:   The information set forth in Section 10 (“Interest of Directors and Officers”) and Section 11 (“Arrangements Concerning Shares”) of the Issuer Bid Circular is incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a)   Purposes:   The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 3 (“Purpose and Effect of the Offer”) of the Issuer Bid Circular is incorporated herein by reference.
(b)   Use of the Securities Acquired:   The information set forth in Section 3 (“Purpose and Effect of the Offer”) of the Issuer Bid Circular is incorporated herein by reference.
(c)   Plans:   The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 7 (“Certain Conditions of the Offer”) is incorporated herein by reference. The information set forth in Section 3 (“Purpose and Effect of the Offer”), Section 6 (“Dividend Policy”), Section 10 (“Interest of Directors and Officers”), Section 11 (“Arrangements Concerning Shares”) and Section 12 (“Material Changes in the Affairs of the Company”) of the Issuer Bid Circular is incorporated herein by reference.
ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)   Source of Funds:   The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 16 (“Source of Funds”) of the Issuer Bid Circular is incorporated herein by reference.
(b)   Conditions:   The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 7 (“Certain Conditions of the Offer”) of the Offer to Purchase is incorporated herein by reference.
(d)   Borrowed Funds:   The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 16 (“Source of Funds”) of the Issuer Bid Circular is incorporated herein by reference.
ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)   Securities Ownership:   The information set forth in Section 7 (“Previous Purchases of Shares”), Section 8 (“Previous Sales of Securities”), Section 9 (“Previous Distributions of Shares”), Section 10 (“Interest of Directors and Officers”) and Section 11 (“Arrangements Concerning Shares”) of the Issuer Bid Circular is incorporated herein by reference.
(b)   Securities Transactions:   The information set forth in Section 7 (“Previous Purchases of Shares”), Section 8 (“Previous Sales of Securities”), Section 9 (“Previous Distributions of Shares”), Section 10 (“Interest of Directors and Officers”) and Section 11 (“Arrangements Concerning Shares”) of the Issuer Bid Circular is incorporated herein by reference.
ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)   The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 17 (“Dealer Manager”), Section 18 (“Depositary and Information Agent”) and Section 19 (“Fees and Expenses”) of the Issuer Bid Circular is incorporated herein by reference.
ITEM 10.   FINANCIAL STATEMENTS.
(a) – (b)   Not applicable.   The consideration offered consists solely of cash. Arbutus will fund any purchase of Shares, including the related fees and expenses, from available cash on hand. Arbutus is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR and the System for Electronic Data Analysis and Retrieval of the Canadian Administrators (SEDAR+).
ITEM 11.   ADDITIONAL INFORMATION.
(a)(1)   The information set forth in Section 7 (“Previous Purchases of Shares”), Section 8 (“Previous Sales of Securities”), Section 9 (“Previous Distributions of Shares”), Section 10 (“Interest of Directors and Officers”) and Section 11 (“Arrangements Concerning Shares”) of the Issuer Bid Circular is incorporated herein by reference.

(a)(2)   The information set forth in Section 15 (“Legal Matters and Regulatory Approvals”) of the Issuer Bid Circular is incorporated herein by reference.
(a)(3)   The information set forth in Section 15 (“Legal Matters and Regulatory Approvals”) of the Issuer Bid Circular is incorporated herein by reference.
(a)(4)   The information set forth in Section 3 (“Purpose and Effect of the Offer”) of the Issuer Bid Circular is incorporated herein by reference.
(a)(5)   None.
(c)   The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(i) and (a)(l)(ii) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.
ITEM 12.   EXHIBITS.
(a)(1)(i)	Offer to Purchase, dated August 24, 2026, together with the Issuer Bid Circular.*
(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9 and Form NR-301).*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Frequently Asked Questions for Employees, dated August 24, 2026.*
(a)(1)(vii)	Instructions to Shareworks Participants.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Pre-Commencement Press Release Announcing Intention to Launch Modified Dutch Auction Tender Offer issued by the Company on August 21, 2026 (incorporated herein by reference to the pre-commencement communication of the Company on Schedule TO, filed with the SEC on August 21, 2026).
(a)(5)(ii)	Commencement Press Release Announcing Commencement of the Modified Dutch Auction Tender Offer issued by the Company on August 24, 2026.*
(d)(i)	Arbutus Biopharma Corporation 2026 Omnibus Share and Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 27, 2026).
(d)(ii)	Forms of Arbutus Biopharma Corporation Option Agreement for the 2026 Omnibus Share and Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30 2026, filed with the SEC on August 12, 2026).
(d)(iii)	Forms of Arbutus Biopharma Corporation Restricted Stock Agreement for the 2026 Omnibus Share and Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30 2026, filed with the SEC on August 12, 2026).
(d)(iv)	Arbutus Biopharma Corporation 2016 Omnibus Share and Incentive Plan, as supplemented and amended (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 28, 2024).

(d)(v)	Form of Arbutus Biopharma Corporation Option Agreement for the 2016 Omnibus Share and Incentive Plan (incorporated herein by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed with the SEC on August 5, 2019).
(d)(vi)	Form of Arbutus Biopharma Corporation Restricted Stock Unit Agreement. (incorporated herein by reference to Exhibit 10.41 of the Company’s Annual Report on Form 10-K for the year end December 31, 2022, filed with the SEC on March 2, 2023).
(d)(vii)	Amended 2011 Omnibus Share Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the SEC on August 4, 2016).
(d)(viii)	Arbutus Biopharma Corporation 2020 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on June 1, 2020).
(d)(ix)	Executive Employment Agreement, dated February 25, 2025, by and between Arbutus Biopharma, Inc. and Lindsay Androski (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the SEC on May 14, 2025).
(d)(x)	Executive Employment Agreement, dated March 25, 2025, by and between Arbutus Biopharma, Inc. and Tuan Nguyen (incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the SEC on May 14, 2025).
(d)(xi)	Letter Agreement, dated July 15, 2026, by and between Arbutus Biopharma, Inc. and Lindsay Androski (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on July 16, 2026).
(g)	Not applicable.
(h)	Not applicable.
99.1	Material Change Report, dated August 24, 2026.*
107	Filing Fee Table.*

*
Filed herewith.

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Arbutus Biopharma Corporation
Date: August 24, 2026	By:	/s/ Lindsay Androski
Name: Lindsay Androski
Title: President and Chief Executive Officer (Principal Executive Officer)